DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, TX, 78701 www.dlapiper.com Drew Valentine Drew.valentine@us.dlapiper.com T (512) 457-7019

April 25, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Charles Eastman

Hugh West

Sarah Sidwell

Jay Ingram

Re: Sow Good Inc.

Registration Statement on Form S-1 Amendment No. 2

Filed on April 16, 2024

File No. 333-277042

Ladies and Gentlemen:

On behalf of Sow Good Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission the (“SEC”) by comment letter dated April 19, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 Amendment No. 2 (the “Registration Statement”). This letter is being submitted together with Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, and is being provided to supplement our responses in our previous correspondence submitted on April 22, 2024 (the “April 22 Correspondence”) which was submitted along with Amendment No. 3 to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

Division of Corporation Finance

April 25, 2024

Prospectus Summary

Recent Developments, page 4

3. We note you issued common stock in a private placement offering ("2024 PIPE") on March 28, 2024 at a price of $7.25 per share. We also note that the closing price of your stock, on the same date, was $10.50. Please explain to us how you determined the fair value of the common stock in the 2024 PIPE (i.e., $7.25). In your response, discuss how you considered your market activity (i.e., stock price, trading volume, etc.) and provide us with the authoritative guidance you used to support your accounting treatment.

Response: To supplement our previously provided response to this comment, we are attaching hereto as Exhibit A the supplemental information referred to in the first paragraph of our response to this comment in the April 22 Correspondence.

Dilution, page 40

5. Please provide to us supplementally your computations of historical net tangible book value (deficit), pro forma net tangible book value, and pro forma as adjusted net tangible book value, as discussed in the paragraphs preceding the dilution table.

Response: To supplement our previously provided response to this comment, we are attaching hereto as Exhibit B the supplemental information referred to in the first paragraph of our response to this comment in the April 22 Correspondence.

* * * *

Division of Corporation Finance

April 25, 2024

We and the Company appreciate the Staff’s attention to the review of Amendment No. 4. Please do not hesitate to contact me at (512) 457-7019, or in my absence Jordyn Giannone at (212) 335-4542, if you have any questions regarding this letter or Amendment No. 4.

Very truly yours,

DLA Piper LLP (US)

/s/ Drew Valentine

Drew Valentine

Partner

DLA Piper (US) LLP

Enclosures

cc: Ira Goldfarb (Sow Good Inc.)

Claudia Goldfarb (Sow Good Inc.)

Jordyn Giannone (DLA Piper LLP (US))

John J. Slater (Latham & Watkins LLP)

Division of Corporation Finance

April 25, 2024

Exhibit A

Ticker	SOWG
Start	2/1/2024
End	3/28/2024			3/28/2024

	Date	SOWG	Volume	Daily VWAP	30 Day VWAP
	2/2/2024	$ 7.40	320	7.1865	9.21
	2/5/2024	$ 8.50	720	8.6667	9.21
	2/6/2024	$ 8.35	110	8.35	9.21
	2/9/2024	$ 9.70	400	9.6333	9.21
	2/12/2024	$ 7.55	910	7.8221	9.21
	2/14/2024	$ 7.50	10,000	7.51	9.21
	2/16/2024	$7.97	1,000	7.56	9.21
	2/20/2024	$7.52	380	7.095	9.21
	2/23/2024	$7.26	280	7.25	9.21
	2/27/2024	$7.62	850	7.35	9.21
	2/29/2024	$9.25	900	8.5759	9.21
	3/1/2024	$9.25	1,030	9.25	9.21
	3/4/2024	$8.50	960	9.27	9.21
	3/5/2024	$9.50	2,420	10.1028	9.21
	3/6/2024	$9.00	4,400	7.98	9.21
	3/7/2024	$9.00	100	9	9.21
	3/8/2024	$8.50	600	8.5625	9.21
	3/12/2024	$8.50	100	8.5	9.21
	3/13/2024	$8.85	1,490	8.49	9.21
	3/14/2024	$8.50	100	8.5	9.21
	3/15/2024	$7.53	1,500	7.9064	9.21
	3/18/2024	$7.25	270	7.25	9.21
	3/19/2024	$7.49	130	7.49	9.21
	3/20/2024	$7.50	570	7.49	9.21
	3/21/2024	$7.85	100	7.85	9.21
	3/22/2024	$10.19	12,550	8.8097	9.21
	3/25/2024	$9.50	8,520	9.7061	9.21
	3/26/2024	$9.50	3,300	9.5	9.21
	3/27/2024	$10.05	7,120	10.0087	9.21

Division of Corporation Finance

April 25, 2024

3/28/2024	$10.50	23,520	10.3472	9.21

Average Closing Price	$ 8.52
Discount to Avg Closing Price	14.90%
Discount to 30-day VWAP	21.28%
Discount to 3/28 VWAP	29.93%

Division of Corporation Finance

April 25, 2024

Exhibit B

Par Value	0.001

PIPE
Amount Received	$3,738,078.25
Shares Issued	515,597

Warrant Exercise		Notes Paydown
Amount Received	$5,299,122.50	Principal Paydown	5,200,362.50
Shares Issued	2,186,250	Accrued Interest Reduction	98,750.00
		12/31 Debt Discount	2,102,736.00
		Pro Forma Debt Discount	1,079,546.00
PIPE +Warrants Received	$9,037,200.75	Debt Discount Reduction	1,023,190.00
Dec 31 C&CE	$2,410,037.00
PIPE +Dec 31 C&CE	$6,148,115.25	Equity Compensation Grants
Offering+PIPE+DEC 31 C&CE	$19,222,685.25	Shares Issued After 12/31	30,591
		CS Line Item Impact	$30.59
Offering Shares		APIC Impact	$286,116.61
Amount	$15,000,000.00	Accumulated Deficit Impact	$286,147.20
Indicative Price	22
Offering Shares	681,818
Overallotment	102,273
Total Offering w/Shoe	784,091

Total PIPE+Warrant Shares Issued	2,701,847
Outstanding 12/31	6,029,371
Pro Forma CS Outstanding	8,761,809	Restricted Shares	4,202,404
As Adjusted CS Outstanding	9,443,627	w/PIPE and Warrants	6,904,251
Pro Forma CS	$8,761.81
As Adjust CS	$9,443.63
Dec 31 APIC	$66,014,415.00
Pro Forma APIC	$76,352,160.55
As Adjusted APIC	$91,342,716.92

Acculated Deficit	(58,739,995)
Pro Forma Accumulated Deficit	(60,049,332)

Pro Forma As Adjusted Accumulated Deficit	(60,049,332)

Dec 31 Stokholders Equity	7,280,449
Pro Forma Stockholders Equity	$6,311,590.16
As Adusted Stockholders Equity	$31,302,828.35

Dec 31 LTD (Net of DD)	$7,622,264.00
Dec 31 LTD - Notes Reduction (Net of PF DD)	$3,445,091.50

Dec 31 Cap	$14,902,713.00
Pro Forma Cap	$19,756,681.66
As Adjusted Cap	$34,747,919.85

Dilution Calculation
		C&CE Pro Forma (PIPE Proceeds)	$6,148,115.25
Net Tangible Book Value		C&CE As Adjusted (PIPE+Offering)	$19,222,685.25
Cash and cash equivalents	2,410,037	C&CE As Adj+OverAllotment	$21,315,185.25
Inventory	4,123,246	LTD Reduction (Notes) Pro Forma , Pro Forma As Adjusted	$5,200,363.00
Security Deposit	346,616	LTD Reduction (Accrued Interest) Pro Forma, Pro Forma As Adjusted	$98,750.00
Construction in Progress	1,522,465	Dec 31 Share Count	6,029,371
Property and equipment	6,287,422	Pro Forma Share Count	8,761,809
Less Accumulated Depreciation	(967,602)	As Adjusted Share Count	9,443,627
Total Assets	13,722,184.00	As Adjusted Share Count w/ Overallotment	9,545,900
		Reps Warrants Sharecount	68,182
Long term debt	9,725,000.00	Re Warrants Cash	$1,800,000
AP	853,535.00
Accrued interest	860,693.00
Accrued expense	648,947.00
Current portion of op lease	550,941.00
Operating leases	3,671,729.00
Total Liabilities	16,310,845.00

Net Tangible Book Value	(2,588,661.00)
12/31 per share	(0.43)

Pro Forma Net Tangible Book Value
Cash and cash equivalents	6,148,115
Inventory	4,123,246
Security Deposit	346,616

Construction in Progress	1,522,465
Property and equipment	6,287,422
Less accum:	(967,602)
Total assets	17,460,262.25

Long term debt	4,524,637.00
AP	853,535.00
Accrued interest	761,943.00
Accrued expense	648,947.00
Current portion of op lease	550,941.00
Operating leases	3,671,729.00
Total Liabilities	11,011,732.00

Net Tangible Book Value	6,448,530.25
Pro Forma per share	0.74
Increase vs. GAAP	1.17

Pro Forma As Adjusted Net Tangible Book Value
Cash and cash equivalents	19,222,685
Inventory	4,123,246
Security Deposit	346,616
Construction in Progress	1,522,465
Property and equipment	6,287,422
Less accum:	(967,602)
Total Assets	30,534,832.25

Long term debt	4,524,637.00
AP	853,535.00	Assumed Public Offering Price	22.00

Accrued interest	761,943.00	Historical net tangible book value (deficit) per share as of December 31, 2023	(0.43)
Accrued expense	648,947.00	Pro forma increase in net tangible book value per share as of December 31, 2023	1.17
Current portion of op lease	550,941.00	Pro forma net tangible book value per share as of December 31, 2023	0.74
Operating leases	3,671,729.00	Increase in pro forma net tangible book value per share attributable to investors in this offering	1.33
Total Liabilities	11,011,732.00	Pro forma as adjusted net tangible book value per share after this offering	2.07
		Dilution in pro forma as adjusted net tangible book value per share to new common stock investors in this offering		19.93
Net Tangible Book Value	19,523,100.25
As Adjusted per share	2.07
Increase vs. Pro Forma	1.33

$1.00 increase Pro Forma As Adjusted Net Tangible Book Value
Cash and cash equivalents	19,856,776
Inventory	4,123,246
Security Deposit	346,616
Construction in Progress	1,522,465
Property and equipment	6,287,422
Less accum:	(967,602)
Total Assets	31,168,923.16

Long term debt	4,524,637.00

AP	853,535.00
Accrued interest	761,943.00
Accrued expense	648,947.00
Current portion of op lease	550,941.00
Operating leases	3,671,729.00
Total Liabilities	11,011,732.00

Net Tangible Book Value	20,157,191.16
As Adj per share	2.13
Vs. PF As Adjusted per share	0.07
Vs. Share Price	19.87

Green Shoe increase Pro Forma As Adjusted Net Tangible Book Value
Cash and cash equivalents	21,315,185
Inventory	4,123,246
Security Deposit	346,616
Construction in Progress	1,522,465
Property and equipment	6,287,422
Less accum:	(967,602)
Total Assets	32,627,332.25

Long term debt	4,524,637.00
AP	853,535.00
Accrued interest	761,943.00
Accrued expense	648,947.00
Current portion of op lease	550,941.00

Operating leases	3,671,729.00
Total Liabilities	11,011,732.00

Net Tangible Book Value	21,615,600.25
As Adj per share	2.26
Increase vs. Pro Forma	1.53
vs. share price	19.74

Representative Warrants Pro Forma As Adjusted Net Tangible Book Value
Cash and cash equivalents	21,022,685
Inventory	4,123,246
Security Deposit	346,616
Construction in Progress	1,522,465
Property and equipment	6,287,422
Less accum:	(967,602)
Total Assets	32,334,832.25

Long term debt	4,524,637.00
AP	853,535.00
Accrued interest	761,943.00
Accrued expense	648,947.00
Current portion of op lease	550,941.00
Operating leases	3,671,729.00
Total Liabilities	11,011,732.00

Net Tangible Book Value	21,323,100.25
As Adjusted per share	2.24

Increase vs. Pro Forma	1.51
Vs. Share Price	19.76

	Shares Purchased	%	Consideration	%	Avg Share Price
Existing	8,761,809	92.8%	76,352,161	83.6%	8.714200521
New	681,818	7.2%	15,000,000	16.4%
Total	9,443,627		91,352,161

Proceeds
Offering Amount	15,000,000.00
UW Discount	0.07
Proceeds before expenses	13,950,000.00
Expenses	875,430.00
Net Proceeds	13,074,570.00

W/ Shoe
Proceeds w/ Shoe	$17,250,000.00
UW Discount	0.07
Proceeds before expenses	$16,042,500.00
Expenses	$875,430.00
Net Proceeds	$15,167,070.00

$1.00 Sensitivity
Assumed Price	$22.00
Number of Shares	681,818
$1.00 Increase	$15,681,818.18
UW Discount	0.07
Expenses	875,430.00
Total	$13,708,660.91
Inrease/Deacrease	$634,090.91

100,000 Sensitivity
Assumed Price	$22.00
Number of Shares	681,818
100,000 Increase	781,818
Gross Proceeds	$17,200,000.00

UW Discount	0.07
Espenses	875,430.00
Total	$15,120,570.00
Increase	$2,046,000.00